06006115

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECD S.E.C.
FEB 28 2006

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 759

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Edward D. Jones + Co LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12555 Manchester Road
(No. and Street)

St. Louis	MO	63131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Susan S. Venn (314) 515-4959
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

800 Market Street	St. Louis	MO	63101
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAY 23 2006
THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Susan Venn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Edward D. Jones & Co., L.P., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

VICKI J. KIRTLINK
NOTARY PUBLIC - NOTARY SEAL
STATE OF MISSOURI, ST. LOUIS CITY
MY COMMISSION EXPIRES 11-05-08
COMMISSION #04408730

Notary Public

Signature

Principal
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

EDWARD D. JONES & CO., L.P.

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2005 AND 2004
AND ACCOMPANYING SCHEDULES AND
SUPPLEMENTARY REPORT ON INTERNAL CONTROL
TOGETHER WITH REPORT OF INDEPENDENT AUDITORS

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
800 Market Street
St. Louis MO 63101-2695
Telephone (314) 206 8500
Facsimile (314) 206 8514

REPORT OF INDEPENDENT AUDITORS

To Edward D. Jones & Co., L.P.:

In our opinion, the accompanying consolidated statements of financial condition and the related consolidated statements of income, of changes in partnership capital, of changes in subordinated liabilities and of cash flows present fairly, in all material respects, the consolidated financial position of Edward D. Jones & Co., L.P. and subsidiaries (the "Partnership") at December 31, 2005 and 2004, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These consolidated financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our 2005 audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained on Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 24, 2006

EDWARD D. JONES & CO., L.P.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2005 AND 2004

ASSETS

(Dollars in thousands)

	2005	2004
CASH AND CASH EQUIVALENTS	$ 244,762	$ 171,221
SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL	479,000	275,000
RECEIVABLE FROM:		
Customers	2,418,887	2,498,688
Brokers, dealers and clearing organizations	232,030	221,535
SECURITIES OWNED, at market value		
Inventory securities	96,911	48,730
Investment securities	170,978	220,048
EQUIPMENT, PROPERTY AND IMPROVEMENTS, at cost, net of accumulated depreciation and amortization	248,534	257,735
OTHER ASSETS	174,173	140,943
TOTAL ASSETS	$ 4,065,275	$ 3,833,900

The accompanying notes are an integral part of these consolidated financial statements.

EDWARD D. JONES & CO., L.P.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2005 AND 2004

LIABILITIES AND PARTNERSHIP CAPITAL

(Dollars in thousands)

	2005	2004
PAYABLE TO:		
Customers	$ 2,210,026	$ 2,127,657
Brokers, dealers and clearing organizations	66,614	71,535
SECURITIES SOLD, NOT YET PURCHASED, at market value	11,460	38,808
ACCRUED COMPENSATION AND EMPLOYEE BENEFITS	353,758	285,412
ACCOUNTS PAYABLE AND ACCRUED EXPENSES	244,048	188,905
	2,885,906	2,712,317
LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS	344,200	387,425
COMMITMENTS AND CONTINGENCIES		
PARTNERSHIP CAPITAL:		
Partnership capital net of reserve for anticipated withdrawals	720,261	680,790
Reserve for anticipated withdrawals	114,908	53,368
TOTAL PARTNERSHIP CAPITAL	835,169	734,158
TOTAL LIABILITIES AND PARTNERSHIP CAPITAL	$ 4,065,275	$ 3,833,900

The accompanying notes are an integral part of these consolidated financial statements.

EDWARD D. JONES & CO., L.P.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

(Dollars in thousands)

	2005	2004
REVENUE:		
Commissions	$ 1,568,893	$ 1,504,038
Asset fees	707,555	574,086
Account and activity fees	335,095	304,591
Principal transactions	238,884	304,124
Interest and dividends	200,009	144,505
Investment banking	32,892	27,933
Other revenue	85,417	13,904
Total revenue	3,168,745	2,873,181
Interest expense	49,493	50,061
Net revenue	3,119,252	2,823,120
OPERATING EXPENSES:		
Compensation and benefits	1,812,818	1,667,185
Communications and data processing	258,645	273,819
Occupancy and equipment	272,648	265,778
Legal	113,626	101,097
Payroll and other taxes	109,209	100,356
Postage and shipping	51,241	44,947
Advertising	49,333	39,860
Floor brokerage and clearance fees	13,873	13,033
Other operating expenses	116,150	109,013
Total operating expenses	2,797,543	2,615,088
NET INCOME	$ 321,709	$ 208,032
NET INCOME ALLOCATED TO:		
Limited partner	$ 320,365	$ 207,648
General partner	1,344	384
	$ 321,709	$ 208,032

The accompanying notes are an integral part of these consolidated financial statements.

EDWARD D. JONES & CO., L.P.

CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERSHIP CAPITAL

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

(Dollars in thousands)

	Limited Partnership Capital	General Partnership Capital	Total
Partnership capital net of reserve for anticipated withdrawals, December 31, 2003	$ 650,346	$ 6,570	$ 656,916
Net income	207,648	384	208,032
Capital contributions	12,726	1,843	14,569
Capital withdrawals and distributions	(143,904)	(1,455)	(145,359)
Total Partnership Capital	**726,816**	**7,342**	**734,158**
Reserve for anticipated withdrawals	(52,834)	(534)	(53,368)
Partnership capital net of reserve for anticipated withdrawals, December 31, 2004	673,982	6,808	680,790
Net income	320,365	1,344	321,709
Capital contributions	2,280	1,915	4,195
Capital withdrawals and distributions	(169,810)	(1,715)	(171,525)
Total Partnership Capital	**826,817**	**8,352**	**835,169**
Reserve for anticipated withdrawals	(113,759)	(1,149)	(114,908)
Partnership capital net of reserve for anticipated withdrawals, December 31, 2005	$ 713,058	$ 7,203	$ 720,261

Included in Total Partnership Capital as of December 31, 2005 and 2004 are Reserves for anticipated withdrawals which the Partnership distributed to its General Partner and Limited Partner subsequent to December 31, 2005 and 2004, as applicable.

The accompanying notes are an integral part of these consolidated financial statements.

EDWARD D. JONES & CO., L.P.

CONSOLIDATED STATEMENTS OF CHANGES IN SUBORDINATED LIABILITIES

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

(Dollars in thousands)

	2005	2004
Balance, beginning of year	$ 387,425	$ 408,150
Issuance of subordinated liabilities	-	-
Repayments of subordinated liabilities	(43,225)	(20,725)
Balance, end of year	$ 344,200	$ 387,425

The accompanying notes are an integral part of these consolidated financial statements.

EDWARD D. JONES & CO., L.P.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

(Dollars in thousands)

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 321,709	$ 208,032
Adjustments to reconcile net income to net cash provided by operating activities -		
Depreciation and amortization	82,774	88,912
Changes in assets and liabilities:		
Securities purchased under agreements to resell	(204,000)	15,000
Net receivable from customers	162,170	(160,451)
Net receivable from brokers, dealers and clearing organizations	(15,416)	(38,468)
Securities owned, net	(26,459)	80,131
Other assets	(33,230)	(8,403)
Accrued compensation and employee benefits	68,346	36,919
Accounts payable and accrued expenses	55,143	70,791
Net cash provided by operating activities	411,037	292,463
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of equipment, property and improvements, net	(73,573)	(78,841)
Net cash used in investing activities	(73,573)	(78,841)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Repayment of subordinated liabilities	(43,225)	(20,725)
Contribution of partnership capital	4,195	14,569
Withdrawals and distributions from partnership capital	(224,893)	(203,950)
Net cash used in financing activities	(263,923)	(210,106)
Net increase in cash and cash equivalents	73,541	3,516
CASH AND CASH EQUIVALENTS, beginning of year	171,221	167,705
CASH AND CASH EQUIVALENTS, end of year	$ 244,762	$ 171,221
Cash paid for interest	$ 50,598	$ 50,649

The accompanying notes are an integral part of these consolidated financial statements.

EDWARD D. JONES & CO., L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization and Financial Statement Presentation

The accompanying consolidated financial statements include the accounts of Edward D. Jones & Co., L.P. ("EDJ") and all wholly owned subsidiaries (collectively, the "Partnership"). All material intercompany balances and transactions have been eliminated in consolidation. Non-controlling minority interests are accounted for under the equity method. The Jones Financial Companies, L.L.L.P. ("JFC") owns 100% of the capital in the Partnership. JFC is the sole limited partner of EDJ. JFC's wholly owned subsidiary, EDJ Holding Company, Inc., is the sole general partner.

The Partnership is comprised of three registered broker-dealers primarily serving individual investors. The Partnership primarily derives its revenues from the retail brokerage business through the sale of listed and unlisted securities, insurance products, investment banking and principal transactions and as a distributor of mutual fund shares. The Partnership conducts business throughout the United States of America, Canada and the United Kingdom with its customers, various brokers, dealers, clearing organizations, depositories and banks.

The consolidated financial statements have been prepared under the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America which require the use of certain estimates by management in determining the Partnership's assets, liabilities, revenues and expenses. Actual results could differ from those estimates.

Substantially all of the Partnership's short-term financial assets and liabilities are carried at fair value or contracted amounts which approximate fair value.

Transaction Risk

The Partnership's securities activities involve execution, settlement and financing of various securities transactions for customers. The Partnership may be exposed to risk of loss in the event customers, other brokers and dealers, banks, depositories or clearing organizations are unable to fulfill contractual obligations. For transactions in which it extends credit to customers, the Partnership seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines.

Revenue Recognition

Customer transactions are recorded on a settlement date basis and the related commissions, principal transactions and investment banking revenues are recorded on a trade date basis. All other forms of revenue are recorded on an accrual basis.

Commissions consist of charges to customers for the sale of securities, insurance products and mutual fund shares.

Asset fee revenue consists primarily of service fees and other revenues received under agreements with mutual fund and insurance companies based on the underlying value of the Partnership's customers' assets invested in those companies' products. The asset based portion of the Partnership's revenues related to its interest in the Edward Jones Money Market Fund and the Federated Capital Income Fund is also included in asset fees revenue.

Account and activity fees revenue includes fees received from mutual fund companies for sub-transfer agent accounting services performed by the Partnership and self-directed IRA custodian account fees. It also includes other transaction fee revenues from customers, mutual fund companies and insurance companies.

Principal transactions revenue is the result of the Partnership's participation in market-making activities in over-the-counter corporate securities, municipal obligations, U.S. Government obligations, including general obligations and revenue bonds, unit investment trusts and mortgage-backed securities.

Interest and dividend income is earned primarily on margin account balances, inventory securities and investment securities.

Investment banking revenues are derived from the Partnership's underwriting and distribution of securities, primarily municipal bonds, on behalf of issuers or existing holders of securities.

The Partnership derived 64% and 66% of its total revenue for the years ended December 31, 2005 and 2004, respectively, from sales and services related to mutual fund and annuity products.

Foreign Exchange

Assets and liabilities denominated in foreign currencies are translated at the exchange rates at the end of the period. Revenue and expenses denominated in foreign currencies are translated using the prevailing exchange rate on the date of the transaction. Foreign exchange gains and losses are included in Other Revenue in the consolidated statements of income.

Cash and Cash Equivalents

The Partnership considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

The Partnership participates in short-term resale agreements and repurchase agreements collateralized by U.S. government and agency securities. The market value of the underlying collateral as determined daily, plus accrued interest thereon, must equal or exceed 102% of the carrying amount of the transaction. It is the Partnership's policy to have such underlying resale agreement collateral deposited in its accounts at its custodian banks. Repurchase transactions require the Partnership to deposit collateral with the lender. Resale and repurchase agreements are carried at the amount at which the securities will be subsequently resold/repurchased, as specified in the agreements.

Securities Borrowing and Lending Activities

Securities borrowed and securities loaned transactions are reported as collateralized financings. Securities borrowed transactions require the Partnership to deposit cash or other collateral with the lender. In securities loaned transactions, the Partnership receives collateral in the form of cash or other collateral. Collateral for both securities borrowed and securities loaned is based on 102% of the market value of the underlying securities loaned. The Partnership monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. Securities borrowed and securities loaned are included in receivable from and payable to brokers, dealers and clearing organizations in the consolidated statements of financial condition.

Collateral

The Partnership reports as assets collateral it has pledged in secured borrowings and other arrangements when the secured party cannot sell or repledge the assets or the Partnership can substitute collateral or otherwise redeem it on short notice. The Partnership does not report collateral it has received in secured lending and other arrangements as an asset when the debtor has the right to redeem or substitute the collateral on short notice.

Securities Owned and Sold, Not Yet Purchased

Securities owned and sold, not yet purchased, including inventory securities and investment securities, are valued at market value which is determined by using quoted market or dealer prices.

Equipment, Property and Improvements

Equipment, including furniture and fixtures, is recorded at cost and depreciated using straight-line and accelerated methods over estimated useful lives of three to twelve years. Buildings are depreciated using the straight-line method over their useful lives, which are estimated at thirty years. Leasehold improvements are amortized based on the term of the lease or the economic useful life of the improvement, whichever is less. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation or amortization is removed from the accounts. The cost of maintenance and repairs is charged against income as incurred, whereas significant enhancements are capitalized. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the book value of the asset may not be fully recoverable. If impairment is indicated, the asset value is written down to its fair market value.

Segregated Cash

Cash of $2 and $51 was segregated in a special reserve bank account for the benefit of customers, and is included in Cash and Cash Equivalents as of December 31, 2005 and 2004, respectively, under rule 15c3-3 of the Securities and Exchange Commission.

Income Taxes

Income taxes have not been provided for in the consolidated financial statements since Edward D. Jones & Co., L.P. is organized as a partnership and each partner is liable for its own tax payments. Any subsidiaries' income tax provisions are insignificant.

Reclassification

Certain prior year balances have been reclassified to conform with the current year presentation.

2. RECEIVABLE FROM AND PAYABLE TO CUSTOMERS:

Receivable from and payable to customers include margin balances and amounts due on cash transactions. The value of securities owned by customers and held as collateral for these receivables is not reflected in the consolidated financial statements. Substantially all amounts payable to customers are subject to withdrawal upon customer request. The Partnership pays interest on certain credit balances in customer accounts.

3. RECEIVABLE FROM AND PAYABLE TO BROKERS, DEALERS AND CLEARING ORGANIZATIONS:

The components of receivable from and payable to brokers, dealers and clearing organizations are as follows:

	2005	2004
Receivable from clearing organizations	$ 200,640	$ 196,403
Receivable from money market funds	10,635	6,523
Securities failed to deliver	9,306	5,552
Dividends receivable	8,262	4,196
Deposits paid for securities borrowed	2,122	6,447
Other	1,065	2,414
Total receivable from brokers, dealers and clearing organizations	$ 232,030	$ 221,535
Securities failed to receive	$ 39,425	$ 58,077
Payable to clearing organizations	22,726	1,591
Securities loaned	3,265	8,203
Other	1,198	3,664
Total payable to brokers, dealers and clearing organizations	$ 66,614	$ 71,535

Receivable from clearing organizations represents balances and deposits with clearing organizations and the Partnership's Canadian carrying broker. Securities failed to deliver/receive represent the contract value of securities which have not been received or delivered by settlement date.

4. SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED:

Securities owned and sold, not yet purchased are summarized as follows (at market value):

	2005		2004	
	Securities Owned	Securities Sold, Not Yet Purchased	Securities Owned	Securities Sold, Not Yet Purchased
Inventory securities:				
Certificates of deposit	$ 15,105	$ 2,994	$ 5,519	$ 23,194
U.S. and Canadian government and U.S. agency obligations	6,744	4,675	8,246	11,947
State and municipal obligations	44,374	203	22,426	206
Corporate bonds and notes, and collateralized mortgage obligations	17,485	2,578	8,421	3,314
Equities	12,239	445	333	72
Unit investment trusts	964	565	3,785	75
	$ 96,911	$ 11,460	$ 48,730	$ 38,808

The Partnership attempts to reduce its exposure to market price fluctuations of its inventory securities through the sale of U.S. government securities and, to a limited extent, the sale of fixed income futures contracts. The amount of the securities purchased or sold will fluctuate on a daily basis due to changes in inventory securities owned, interest rates and market conditions. Futures contracts are settled daily, and any gain or loss is recognized in principal transactions revenue. The notional amount of futures contracts sold was $7,000 and $6,000 at December 31, 2005 and 2004, respectively.

	2005	2004
Investment securities:		
U.S. government and agency obligations held by U.S. broker-dealer	$ 74,093	$121,558
U.S. and Canadian government and U.S. agency obligations held by foreign broker-dealers	32,597	39,731
Mutual funds	64,288	58,759
	$ 170,978	$ 220,048

5. EQUIPMENT, PROPERTY AND IMPROVEMENTS:

Equipment, property and improvements are summarized as follows:

	2005	2004
Equipment, furniture and fixtures	$ 599,225	$ 572,071
Buildings and improvements	272,522	252,932
Total equipment, property and improvements	871,747	825,003
Accumulated depreciation and amortization	(623,213)	(567,268)
Equipment, property and improvements, net	$ 248,534	$ 257,735

Depreciation and amortization expense on equipment and leasehold improvements is included in the consolidated statements of income under Communications and Data Processing and Occupancy and Equipment.

6. BANK LOANS:

The Partnership borrows from banks on a short-term basis primarily to finance customer margin balances and inventory securities. As of December 31, 2005, the Partnership had bank lines of credit aggregating $1,210,000 of which $1,160,000 were through uncommitted facilities. Actual borrowing availability is primarily based on the value of securities owned and customers' margin securities. There were no bank loans outstanding under these lines as of December 31, 2005 or 2004.

Interest is at a fluctuating rate based on short-term lending rates. During the year ended December 31, 2005, the Partnership had bank loans outstanding for ten days with an average daily outstanding balance of $40,200 at an average interest rate of 3.89%. During the year ended December 31, 2004, the Partnership had bank loans outstanding for twenty-one days of $29,810 at an average interest rate of 2.26%.

7. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS:

Liabilities subordinated to the claims of general creditors consist of:

	2005	2004
Capital notes, 7.33%, due in annual installments of $50,000 commencing on June 12, 2010, with a final installment on June 12, 2014.	$ 250,000	$ 250,000
Capital notes, with rates ranging from 7.58% to 7.79%, due in annual installments ranging from $3,700 to $25,000, commencing on August 15, 2005, with a final installment of $3,700 on August 15, 2011.	52,500	75,000
Capital notes, 8.18%, due in annual installments of $10,500, with a final installment on September 1, 2008.	31,500	42,000
Capital notes, 7.95%, due in annual installments of $10,225, with a final installment of $10,200 on April 15, 2006.	10,200	20,425
	$ 344,200	$ 387,425

Required annual principal payments, as of December 31, 2005, are as follows:

2006	$ 45,700
2007	23,200
2008	14,200
2009	3,700
2010	53,700
Thereafter	203,700
	$ 344,200

The capital note agreements contain restrictions which, among other things, require maintenance of certain financial ratios, restrict encumbrance of assets and creation of indebtedness and limit the withdrawal of partnership capital. As of December 31, 2005, EDJ was required, under the note agreements, to maintain minimum partnership capital of $400,000 and Net Capital of $175,390 (see Note 8).

The subordinated liabilities are subject to cash subordination agreements approved by the New York Stock Exchange ("NYSE") and, therefore, are included in EDJ's computation of Net Capital under the Securities and Exchange Commission's ("SEC") uniform Net Capital rule. The Partnership has estimated the fair value of the subordinated capital notes to be approximately $352,200 and $403,140 as of December 31, 2005 and 2004, respectively.

8. NET CAPITAL REQUIREMENTS:

EDJ is subject to the Net Capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934 and the capital rules of the New York Stock Exchange. Under the alternative method permitted by the rules, EDJ must maintain minimum Net Capital equal to the greater of $250 or 2% of aggregate debit items arising from customer transactions. The Net Capital rule also provides that partnership capital may not be withdrawn if resulting Net Capital would be less than 5% of aggregate debit items. Additionally, certain withdrawals require the consent of the SEC to the extent they exceed defined levels, even though such withdrawals would not cause Net Capital to be less than 5% of aggregate debit items.

At December 31, 2005, EDJ's Net Capital of $570,929 was 24.4% of aggregate debit items and its Net Capital in excess of the minimum required was $524,158. Net Capital after anticipated withdrawals as a percentage of aggregate debits was 24.0%. Net Capital and the related capital percentages may fluctuate on a daily basis.

At December 31, 2005, the Partnership's foreign broker-dealer subsidiaries were in compliance with regulatory capital requirements in the jurisdictions in which they operate.

9. OTHER REVENUE:

During December 2005, EDJ and a mutual fund company terminated a profit sharing agreement which entitled EDJ to receive a specified percentage of the mutual fund company's annual earnings. Other revenues for 2005 includes $70,000 received from the mutual fund company due to the termination of the profit sharing agreement.

10. EMPLOYEE BENEFIT PLANS:

The Partnership maintains profit sharing plans covering all eligible employees. Contributions to the plans are at the discretion of the Partnership. Additionally, participants may contribute on a voluntary basis. Approximately $76,400 and $63,200 were provided by the Partnership for its contributions to the plans for the years ended December 31, 2005 and 2004, respectively.

11. COMMITMENTS:

The Partnership leases a significant portion of its headquarters office space, certain equipment, and furniture and fixtures from a subsidiary of JFC under terms of noncancelable triple net leases expiring through 2020. As of December 31, 2005, fixed annual rentals under these leases were approximately $13,000. The Partnership reimbursed the lessor $9,100 during 2005 and 2004 for building operating expenses.

Additionally, the Partnership leases headquarters and branch office space, furniture, computers and communication equipment under various operating leases from non-affiliates. Branch offices are leased generally for terms of three to five years. Rent expense was $203,000 and $205,900 for the years ended December 31, 2005 and 2004, including $15,900 and $15,700, respectively, paid to a subsidiary of JFC.

The Partnership's noncancelable lease commitments greater than one year as of December 31, 2005, are summarized below:

Year	
2006	$ 108,995
2007	50,909
2008	33,584
2009	23,027
2010	16,396
Thereafter	123,127
	$ 356,038

12. CONTINGENCIES:

In the normal course of business, the Partnership has been named, from time to time, as a defendant in various legal actions, including arbitrations, class actions and other litigation. Certain of these legal actions include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. The Partnership is involved, from time to time, in investigations and proceedings by governmental and self-regulatory agencies, certain of which may result in adverse judgements, fines or penalties. In recent years, the number of legal actions and investigations has increased with a focus on mutual fund issues among many firms in the financial services industry, including the Partnership.

In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, or actions which are in very preliminary stages, the Partnership cannot predict with certainty the eventual loss or range of loss related to such matters. The Partnership believes, based on current knowledge and after consultation with counsel, that the outcome of these actions will not have a material adverse effect on the consolidated financial condition of the Partnership, although the outcome could be material to the Partnership's future operating results for a particular period or periods.

Also, in the normal course of business, the Partnership enters into contracts which contain indemnification provisions, such as purchase contracts, service agreements, escrow agreements, sales of assets, outsourcing agreements and leasing arrangements. Under the provisions of these contracts, the Partnership may indemnify counterparties to the contracts for certain aspects of the Partnership's past conduct if other parties fail to perform, or if certain events occur. These indemnification provisions will vary based upon the contract. The Partnership may in turn obtain indemnifications from other parties in certain contracts. These indemnification provisions are not expected to have a material impact on the Partnership's results of operations or financial condition.

13. REGULATORY SETTLEMENT

In December 2004, EDJ reached final settlements with the Securities and Exchange Commission, National Association of Securities Dealers, Inc., the New York Stock Exchange and the U.S. Attorney's Office for the Eastern District of Missouri primarily related to allegations that EDJ failed to adequately disclose revenue sharing payments that it received from a group of mutual fund families and 529 savings plans that EDJ recommended to its customers. As part of the agreement, EDJ, without admitting or denying the allegations or findings, consented to various undertakings that included enhanced disclosure of revenue sharing arrangements to customers and payment of $75,000 into a FAIR FUND established pursuant to Section 308 of the Sarbanes-Oxley Act of 2002 for distribution to its customers. In connection with the $75,000 payment, the Partnership recorded a charge of $50,000 in December 2004 with the remaining $25,000 charged against previously established reserves. For the year ended December 31, 2004, related settlement expenses were included in the consolidated statements of income as Legal.

14. RELATED PARTIES:

The Partnership is charged management fees by JFC for the salaries of its partners who provide services to the Partnership and interest expense on a portion of the capital JFC has invested in EDJ. Charges for salaries amounted to $17,300 and $18,400 for the years ended December 31, 2005 and 2004, respectively, and are included in compensation and benefits expense. In addition, interest expense includes $16,100 and $16,500 paid to JFC for capital utilized during the years 2005 and 2004, respectively.

EDJ owns a 49.5% limited partnership interest in the investment advisor to the Edward Jones Money Market Fund and a 49.5% limited partnership interest in the investment advisor to the Federated Capital Income Fund. The Partnership does not have management responsibility with regard to the advisors. Approximately 2.0% and 2.1% of the Partnership's revenues were derived from the advisors and these funds during 2005 and 2004, respectively.

EDWARD D. JONES & CO., L.P.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE

SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2005

(Dollars in thousands)

NET CAPITAL:		
Total partnership capital		$ 835,169
Deduct partnership equity not allowable for Net Capital		(148,003)
Total partnership capital qualified for Net Capital		687,166
Add -		
A. Liabilities subordinated to claims of general creditors allowable in computation of Net Capital		344,200
B. Other allowable credits - Flow-through capital benefit from subsidiary		21,421
		1,052,787
Deductions and/or charges-		
A. Nonallowable assets	$ 459,460	
B. Aged fails-to-deliver		
1. Number of items -- 68	10	
C. Aged short security differences		
1. Number of items -- 147	1,127	
D. Secured demand note deficiency	-	
E. Commodity futures contracts and spot commodities	-	
F. Other deductions and/or charges	3,736	(464,333)
Net Capital before haircuts on securities positions		$ 588,454

NET CAPITAL (continued):	$ 588,454
Net Capital before haircuts on securities positions	
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1 (f))	
A. Contractual securities commitments	1,488
B. Subordinated securities borrowings	-
C. Trading and investment securities:	
1. Bankers' acceptances, certificates of deposit and commercial paper	106
2. U.S. and Canadian government obligations	954
3. State and municipal government obligations	2,848
4. Corporate obligations	580
5. Stocks and warrants	11,415
8. Other	134
D. Undue concentration	-
E. Other	-
NET CAPITAL	570,929
COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT:	
2% of combined aggregate debit items as shown in the formula for reserve requirements pursuant to Rule 15c3-3 prepared as of the date of the Net Capital computation	46,771
Excess Net Capital	$ 524,158
Percentage of Net Capital to aggregate debits items	24.4%
Percentage of Net Capital, after anticipated capital withdrawals, to aggregate debits items	24.0%
Net Capital in excess of 5% of aggregate debit items	$ 454,002

No material differences exist between the audited Computation of Net Capital (Schedule I) and that included in the Partnership's unaudited December 31, 2005 FOCUS Report Part II.

EDWARD D. JONES & CO., L.P.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

UNDER RULE 15c3-3

AS OF DECEMBER 31, 2005

(Dollars in thousands)

CREDIT BALANCES:

Free credit balances and other credit balances in customers' security accounts	$ 2,006,562
Monies borrowed collateralized by securities carried for the accounts of customers	-
Monies payable against customers' securities loaned	3,264
Customers' securities failed to receive	37,980
Credit balances in firm accounts which are attributable to principal sales to customers	6,676
Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days	44
Market value of short security count differences over 7 calendar days old	786
Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 7 calendar days	1,259
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days	341
Total 15c3-3 credit items	$ 2,056,912

DEBIT BALANCES:

Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Rule 15c3-3	$ 2,333,186
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	-
Failed to deliver of customers' securities not older than 30 calendar days	5,344
Aggregate debit items	2,338,530
Less 3% (for alternative method)	(70,156)
Total 15c3-3 debit items	2,268,374
RESERVE COMPUTATION - Total debits over total credits	$ 211,462
Segregated cash on deposit for the benefit of customers at December 31, 2005	$ 2

No material differences exist between the audited Computation for Determination of Reserve Requirements (Schedule II) and that included in the Partnership's unaudited December 31, 2005 FOCUS Report Part II.

EDWARD D. JONES & CO., L.P.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

UNDER RULE 15c3-3

AS OF DECEMBER 31, 2005

(Dollars in thousands)

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3	$ -
A. Number of items	-
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	$ -
A. Number of items	-

No material differences exist between the audited Information Relating to Possession or Control Requirements (Schedule III) and that included in the Partnership's unaudited December 31, 2005 FOCUS Report Part II.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
800 Market Street
St. Louis MO 63101-2695
Telephone (314) 206 8500
Facsimile (314) 206 8514

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5

To Edward D. Jones & Co., L.P.:

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Edward D. Jones & Co., L.P. (the "Partnership") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Partnership, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

PRICEWATERHOUSECOOPERS

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the partners and management of the Partnership, the SEC, the New York Stock Exchange, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 24, 2006